SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-49723

                           NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [  ] Form 11-K  [  ] Form 20-F [  ] Form 10-Q  [X]
                      [  ] Form 10-N-SAR

For Quarter Ended:     June 30, 2007

[  ] Transition Report on Form 10-K           [  ]Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F          [  ]Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:                                  .
                                  --------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Money Centers of America, Inc.

Address of Principal Executive Office (Street and Number):
                        700 S. Henderson Road, Suite 325
                  --------------------------------------------

City, State and Zip Code:  King of Prussia, PA 19406
                  --------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ X ]    (a)      The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)      The subject annual report, semi-annual report,
                  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]    (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The second quarter of Money Centers of America, Inc. (the "Company") ended on June 30, 2007. Accordingly, the Company's Quarterly Report on Form 10-QSB is required to be filed by August 14, 2007.

         The Company has been informed by its auditors that they are unable to complete their review of the Company's financial statements for the quarter ended June 30, 2007 in time for filing by August 14, 2007.

         As a result of the foregoing, the Company was unable to complete its Quarterly Report on Form 10-QSB on a timely basis and to do so would have required it to use unreasonable effort and to incur unreasonable expense.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Jason P. Walsh                       (610)                       354-8888
--------------------------------------------------------------------------------
(Name)                             (Area Code)              (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                     [ X ] Yes         [    ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [     ] Yes       [ X ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         MONEY CENTERS OF AMERICA, INC.

                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  August 15, 2007                      By:  /s/ Jason P. Walsh
       -----------------                         -------------------------------
                                                 Jason P. Walsh
                                                 Chief Financial Officer

August 15, 2007



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Money Centers of America, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 because our Firm has not yet completed its review of the Registrant's financial statements for the quarter ended June 30, 2007 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein.

Very truly yours,


/s/Sherb & Co., LLP

Certified Public Accountants